

Mail Stop 3561

April 9, 2010

Mr. David Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, California 92121

      Re: Bio-Matrix Scientific Group, Inc.
             Item 4.01 Form 8-K
             Filed December 22, 2009
             File No. 000-32201

Dear Mr. Koos:

      We have completed our review of your Form 8-K and have no further comments at this time.

                  Sincerely,

                  William H. Thompson
                  Accounting Branch Chief